UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42456

INLIF LIMITED

No. 88, Hongsi Road
Yangxi New Area, Honglai Town
Nan’an City, Quanzhou
The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

On October 19, 2026, INLIF LIMITED, an exempted company incorporated under the laws of the Cayman Islands (the “Company”), entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain investors (the “Investors”) for a best-efforts offering (the “Offering”) of an aggregate of (i) 435,000 Class A ordinary shares, par value of $0.0001 per share, of the Company (each, a “Class A Ordinary Share”); (ii) pre-funded warrants to purchase up to 1,908,750 Class A Ordinary Shares (each, a “Pre-Funded Warrant”); (iii) Series A warrants to initially purchase up to 2,343,750 Class A Ordinary Shares (each, a “Series A Warrant”); (iv) Series B warrants to initially purchase up to 2,343,750 units (each, a “Series B Unit”), each Series B Unit consisting of one Class A Ordinary Share, or one Pre-Funded Warrant in lieu thereof, and one Series A Warrant (each, a “Series B Warrant”); and (v) Series C warrants, initially exercisable for zero Class A Ordinary Shares, to purchase additional Class A Ordinary Shares up to 5,009,193 Class A Ordinary Shares (as defined below) (each, a “Series C Warrant”). The offering price is $1.60 for one Class A Ordinary Share accompanied by one Series A Warrant, one Series B Warrant and one Series C Warrant, or $1.5999 for one Pre-Funded Warrant accompanied by one Series A Warrant, one Series B Warrant and one Series C Warrant. The Offering has total gross proceeds of $3.75 million, before deducting placement agent fees and other offering expenses.

Each Pre-Funded Warrant represents the right to purchase one Class A Ordinary Share at a remaining exercise price of $0.0001 per share, subject to adjustment. The Pre-Funded Warrants are exercisable immediately and expire when exercised in full. Exercise is subject to a beneficial ownership limitation of 4.99% (or, at the election of the holder, 9.99%), as provided in the applicable warrant. As of the date of this Report, all of the Pre-Funded Warrants have been exercised.

The Series A Warrants are exercisable immediately upon issuance at an initial exercise price of $1.60 per Class A Ordinary Share and will expire five (5) years after closing. The Series B Warrants are exercisable immediately upon issuance at an initial exercise price of $1.60 per Series B Unit and will expire sixty (60) days after issuance. Each of the Series A Warrants and Series B Warrants is subject to a one-time downward exercise price reset (the “Reset Mechanism”) on the twentieth (20th) trading day (the “Series A and B Reset Date”) after closing, to the lowest VWAP (as defined below) over the five trading days ending on the Series A and B Reset Date, with a proportionate increase in the number of shares issuable under each of the Series A Warrants and Series B Warrants. Such Reset Mechanism underlying each Series A Warrant and Series B Warrant is subject to a floor price of $0.51. along with other adjustments therein. The Series C Warrants has an exercise price of $0.0001 per Class A Ordinary Share and are initially exercisable for zero Class A Ordinary Shares. On the tenth (10th) trading day after issuance (the “Series C Reset Date,” and such ten-trading-day period ending on the Series C Reset Date, the “Series C Reset Period”), the number of Class A Ordinary Shares issuable upon exercise of the Series C Warrants will be increased, if the average daily volume weighted average price per Class A Ordinary Share (“VWAP”) during the Series C Reset Period (subject to a floor price of $0.51) is below the offering price of $1.60, to the number of additional Class A Ordinary Shares the holder would have received had it purchased its securities in the Offering at such lower price. If a holder exercises its Series C Warrant during the Series C Reset Period but prior to the Series C Reset Date, the Series C Reset Price and the number of Class A Ordinary Shares issuable will be determined, solely with respect to the portion being exercised, as if the Series C Reset Period had ended on the trading day immediately prior to the date of such exercise. The exercise price and the number of shares issuable under each of the Series A Warrants, Series B Warrants and Series C Warrants will be proportionately adjusted in the event of certain transactions involving our Class A Ordinary Shares, including stock dividends or share splits, certain distributions and dividends, and rights offerings.

Notwithstanding the foregoing, if at any time while the Series A Warrants and Series B Warrants are outstanding, there occurs any share split, share dividend, reverse share split, or share combination, recapitalization or other similar transaction involving the Class A Ordinary Shares (each, a “Share Combination Event”, and the date of such Share Combination Event (or if the Share Combination Event occurs after the close of trading on the Nasdaq Capital Market, the trading day following such date), the “Share Combination Event Date”), then, in addition and after giving effect to the adjustments for that Share Combination Event elsewhere in the Series A Warrants and Series B Warrants, the exercise price shall be reduced, but in no event increased, to the lowest VWAP during the period commencing five (5) consecutive trading days immediately preceding and ending on the fifth (5th) trading day immediately following the Share Combination Event Date (as applicable, the “Event Market Price”); provided, that in calculating the Event Market Price, the VWAP for trading days prior to the Share Combination Event Date shall be the VWAP reported after adjusting for the Share Combination Event. The number of shares or units (as applicable) issuable under the Series A Warrants and Series B Warrants will be increased such that the aggregate exercise price, after taking into account the decrease in the exercise price, shall be equal to the aggregate exercise price on the issuance date for the warrant shares or units (as applicable) then outstanding (the “Share Combination Event Adjustment”).

The Series A Warrants also contain certain downward adjustment mechanism and anti-dilution provisions. If at any time while the Series A Warrants are outstanding, the Company sells, enters into an agreement to sell, or grant any option to purchase, or sell or grant any right to reprice, or otherwise dispose of or issue (or announce any offer, sale, grant or any option to purchase or other disposition) any Class A Ordinary Shares or securities convertible or exercisable into Class A Ordinary Shares, except for certain exempt issuances (each a “Subsequent Equity Sale”) for a per share price less than the then effective exercise price of the Series A Warrant in effect immediately prior to such Subsequent Equity Sale (such lower price, the “Base Share Price”), the exercise price of the Series A Warrant shall be reduced to the lower of (a) the Base Share Price and (b) the lowest VWAP during the period commencing five (5) consecutive trading days immediately preceding and ending on the fifth (5th) trading day immediately following the public announcement of such dilutive issuance (as applicable, the “New Issuance Price” and such period, the “New Issuance Adjustment Period”). Notwithstanding the foregoing, if the Company enters into a variable rate transaction, the exercise price of the Series A Warrant shall be reduced to the lowest possible price, conversion price or exercise price at which such securities may be issued, converted or exercised (the “Subsequent Equity Sale Adjustment”).

Other than the Share Combination Event Adjustment and Subsequent Equity Sale Adjustment stated above, in no event shall the exercise price of the Series A Warrants or Series B Warrants be reduced below a floor price of $0.51, as adjusted for share dividends, share splits, stock combinations and other similar transactions.

The Securities Purchase Agreement contains customary representations, warranties and covenants of the Company and the Investors, as well as customary indemnification obligations of the parties. The Company issued Class A Ordinary Shares or Pre-Funded Warrants in lieu thereof accompanied by Series A Warrants, Series B Warrants and Series C Warrants on October 20, 2026. The Company received gross proceeds, before deducting any fees or expenses, of approximately $3.75 million. The Company intends to use the net proceeds from the Offering for the purchase of insurance coverage for the Company’s directors and officers and for working capital purposes, including for the Phase II manufacturing facility, production and R&D equipment, its Xiamen headquarters and R&D platform, new product R&D (including industrial robots), talent recruitment, and working capital, with deployment expected over the next one to two years.

The Company’s securities described above were offered pursuant to an effective registration statement on Form F-3 (SEC File No. 333-292580), that was previously filed with the Securities and Exchange Commission (the “Commission”) on January 5, 2026, and declared effective on January 12, 2026 (the “Registration Statement”), the base prospectus filed as part of the Registration Statement, and the prospectus supplement dated October 19, 2026. The Registration Statement, the base prospectus and the prospectus supplement relating thereto are available on the SEC’s website at www.sec.gov.

Placement Agency Agreement

The Company also entered into a placement agency agreement dated October 19, 2026 (together, the “Placement Agency Agreement”), with Maxim Group LLC (the “Placement Agent”), to act as the Company’s exclusive placement agent on a reasonable best-efforts basis in connection with the Offering. The Company agreed to pay the Placement Agent a cash fee equal to 7% of the gross proceeds raised in the Offering, a cash fee equal to 7% of the gross proceeds provided to the Company upon the exercise of any Series B Warrants, and a reimbursement of expenses of up to $50,000. In addition, the Company agreed to grant the Placement Agent the right of first refusal for a period of nine (9) months after the closing of the Offering to act as the sole managing underwriter and book runner, or sole placement agent or sales agent, for any and all future public or private equity, equity-linked or debt (excluding commercial bank debt) offerings for which the Company retains the service of an underwriter, agent, advisor, finder or other person or entity in connection with such offering.

Lock-Up Restrictions

Pursuant to the Placement Agency Agreement and the Securities Purchase Agreement, the Company has agreed to certain restrictions on the issuance and registration of any securities for thirty (30) days following the closing of this Offering, subject to certain customary exceptions, without the prior written consent of the Placement Agent.

In addition, the Company’s directors and executive officers have entered into lock-up agreements (the “Lock-Up Agreements”) that generally prohibit the sale, transfer, or other disposition of the Company’s securities for a period of ninety (90) days following the closing of the Offering, subject to certain customary exceptions.

The foregoing description of the Placement Agency Agreement, the Pre-Funded Warrants, the Series A Warrants, the Series B Warrants, the Series C Warrants, the Securities Purchase Agreement, and the Lock-Up Agreements, are qualified in their entirety by reference to the full text of each of the Placement Agency Agreement, the Pre-Funded Warrants, the Series A Warrants, the Series B Warrants, the Series C Warrants, the Securities Purchase Agreement, and the Lock-Up Agreements, the forms of which are attached hereto as Exhibit 1.1, 4.1, 4.2, 4.3, 4.4, 10.1 and 10.2, respectively, to this Report, and which are incorporated herein in their entirety by reference.

Copies of the opinions of Appleby and Ortoli Rosenstadt LLP relating to the legality of the issuance and sale of the Class A Ordinary Shares, the Pre-Funded Warrants, the Series A Warrants, the Series B Warrants, and the Series C Warrants, respectively, are filed as Exhibits 5.1 and 5.2 hereto, respectively.

Pursuant to the Offering, on October 19, 2026, the Company issued a press release announcing the pricing of the Offering. A copy of the press release announcing the pricing of the Offering is furnished as Exhibit 99.1 hereto. On October 20, 2026, the Company issued a press release announcing the closing of the Offering. A copy of the press release announcing the closing of the Offering is furnished as Exhibit 99.2 hereto.

This Report, including the exhibits included hereto, shall be incorporated by reference into: (i) the Company’s shelf registration statement on Form F-3, as amended (File No. 333-292580) (the “Registration Statement”), which Registration Statement was declared effective by the SEC on January 12, 2026, and (ii) the Company’s registration statement on Form S-8 (File No. 333-289640), which was filed with the SEC on August 15, 2025, and into each prospectus or prospectus supplement outstanding under the Registration Statement, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

This Report shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

Forward-Looking Statements

This Report contains forward-looking statements. Forward-looking statements include, but are not limited to, statements that express the Company’s intentions, beliefs, expectations, strategies, predictions or any other statements related to its future activities, future events or conditions. These statements are based on current expectations, estimates and projections about the Company’s business based, in part, on assumptions made by management. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in the forward-looking statements due to numerous factors, including those risks discussed in the Registration Statement, the Company’s most recent Annual Report on Form 20-F, and in other documents the Company files from time to time with the Commission. Any forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date of this Report, except as required by law.

Exhibit Index

Exhibit No.	Description
1.1	Form of Placement Agency Agreement
4.1	Form of Pre-Funded Warrant
4.2	Form of Series A Warrant
4.3	Form of Series B Warrant
4.4	Form of Series C Warrant
5.1	Opinion of Appleby
5.2	Opinion of Ortoli Rosenstadt LLP
10.1	Form of Securities Purchase Agreement
10.2	Form of Lock-Up Agreement
99.1	Press Release dated October 19, 2026
99.2	Press Release dated October 20, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 21, 2026

INLIF LIMITED

By:	/s/ Rongjun Xu
Name:	Rongjun Xu
Title:	Chief Executive Officer